VIA EDGAR

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Sage Mountain L.L.C. (CIK: 0001284791)

Request for Withdrawal of Form Type: U-1

Application No. 070-10221

Ladies and Gentlemen;

We are counsel to Sage Mountain L.L.C., Saguaro Utility Group I Corp., Saguaro Utility Group, L.P. and Frederick B. Rentschler (collectively, the “Applicants”). Pursuant to Rule 477(a) under the Securities Act of 1933, as amended, we hereby request the immediate withdrawal of the Form U-1 application for the Applicants under the File No. 070-10221 (“Application”) (EDGAR submission type U-1) accepted by the Securities and Exchange Commission on March 31, 2004 (Accession Number: 0001193125-04-054913).

Applicants previously applied for an order under Sections 9(a)(2) and 10 of the Public Utility Holding Company Act of 1935 (“1935 Act”), authorizing Applicants to acquire all of the issued and outstanding common stock of UniSource Energy Corporation (the “Transaction”). As part of this Application, the Applicants, with the exception of Mr. Rentschler, also requested an order pursuant to Section 3(a)(1) of the 1935 Act finding that, following completion of the Transaction, the Applicants and their respective subsidiary companies as such would be entitled to an exemption from all provisions of the 1935 Act, except Section 9(a)(2). Currently, Applicants no longer intend to engage in the Transaction. Accordingly, we request a withdrawal of the Application by the Commission as soon as possible.

If you have any questions regarding the Application or request for withdrawal, please contact M. Douglas Dunn at (212) 530-5062 or Orlan Johnson at (202) 835-7522.

Sincerely,

/s/ Orlan Johnson
Orlan Johnson
Of Counsel